# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arhaus, Inc., CIK 0001875444
CUSIP: 04035M102
Title of class of securities: Common Stock Class A
Address of issuer's principal executive offices: 51 EAST HINES HILL ROAD, 51 EAST HINES HILL ROAD, BOSTON HEIGHTS, Ohio (OH), 44236
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000814133-24-000046
Filed by CIK 0000814133

## Reporting persons
- WASATCH ADVISORS LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 8,986,172; shared voting power 0; sole dispositive power 12,703,259; shared dispositive power 0; aggregate amount beneficially owned 12,703,259 (23.6% of the class)

## Item 1. Issuer
Name of issuer: Arhaus, Inc.
Address of issuer's principal executive offices: 51 EAST HINES HILL ROAD, 51 EAST HINES HILL ROAD, BOSTON HEIGHTS, OHIO, 44236

## Item 2. Person Filing
Name of person filing: Wasatch Advisors LP
Address of principal business office or, if none, residence: 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 12,703,259
Percent of class: 23.6
Sole power to vote or to direct the vote: 8,986,172
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,703,259
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WASATCH ADVISORS LP: Mike Yeates, CEO (08/13/2025)